UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Haratunian, Michael
   STV Group, Incorporated
   205 West Welsh Drive
   Douglassville, PA  19518
2. Issuer Name and Ticker or Trading Symbol
   STV Group, Incorporated
   STVI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   03/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/17/9|F   | |4,878             |D  |$20.50     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/17/9|M   | |24,242            |A  |$4.125     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/27/9|J (1| |3,352             |D  |$18.88     |63,762 (2)         |D     |                           |
                           |8     |)   | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,000              |I (3) |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$4.125  |3/17/|M   | |24,242     |D  |2/11/|2/11/|Common Stock|24,242 |       |0           |D  |            |
(right to buy)        |        |98   |    | |           |   |93   |03   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The reporting person transferred the shares to the Company at $18.88 per share, the closing price on March
27, 1998, in order to repay $50,000 of principal and $13,284.52 of interest owed to the Company in connection with a loan made by the Company to the reporting person in 1995 to acquire certain shares of the Company's common stock from a resigning officer.
(2) Includes 12,866 shares held in the Employee Stock Ownership Plan of the Company. The reporting person possesses voting power, but not the power to dispose of such shares.
(3) Shares held by
wife.
The filing of this Statement shall not be construed as an admission (a) that the person filing this statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.
SIGNATURE OF REPORTING PERSON
Michael Haratunian
DATE
April 8, 1998